We see yo




SYNOVUS



SYNOVUS

ANNUAL REPORT 2001

PARENTS AND TEACHERS . . . EMPLOYERS AND EMPLOYEES . . . VISIONARIES . . . VOLUNTEER


YOU INSP

. . TEAM MEMBERS . . . HUMANITARIANS . . . PATRIOTS. AND WE ARE HERE TO SERVE YOU.


RE
US

Your needs. Your expectations. Your concerns. Your fiscal health. These are the issues that drive us to be the finest financial services company in the world — committed to delivering an unmatched level of financial services, state-of-the-art payment systems and strong shareholder value. *The way we see it, it's all about you.*

*Who is Synovus?* We are a diverse financial services holding company with over $16 billion in assets based in Columbus, Georgia. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 38 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina and Florida; and electronic payment processing through an 81.1 percent stake in TSYS, the world's largest third-party processor of international accounts. Synovus is No. 5 on *FORTUNE* magazine's list of "The 100 Best Companies to Work For" in 2002.

# FINANCIAL HIGHLIGHTS

| year ended December 31 (amounts in thousands, except per share data) | 2001 | 2000 | % change |
|---|---|---|---|
| Total Revenues | $ 1,565,766 | $ 1,395,064 | 12.2 |
| Net Income | 311,616 | 262,557 | 18.7 |
| Net Income Per Share — Basic | 1.07 | 0.93 | 15.92 |
| Net Income Per Share — Diluted | 1.05 | 0.92 | 15.09 |
| Total Assets | 16,657,947 | 14,908,092 | 11.7 |
| Net Loans | 12,247,148 | 10,604,020 | 15.5 |
| Total Deposits | 12,146,198 | 11,161,710 | 8.8 |
| Shareholders' Equity | 1,694,946 | 1,417,171 | 19.6 |
| Book Value Per Share | 5.75 | 4.98 | 15.5 |
| Dividends Declared Per Share | 0.51 | 0.44 | 15.9 |
| Return on Assets | 2.03 % | 1.95 % | nm [1] |
| Return on Equity | 20.13 | 20.14 | nm |
| Equity/Assets | 10.17 | 9.51 | nm |
| Fee Income/Total Revenues[2] | 59.78 | 59.69 | nm |
| Net Interest Margin | 4.65 | 4.70 | nm |
| Reserve for Loan Losses/Loans | 1.38 | 1.38 | nm |
| Nonperforming Assets Ratio | 0.54 | 0.52 | nm |
| Net Charge-Off Ratio | 0.30 | 0.24 | nm |
| Provision to Net Charge-Offs Multiple | 1.48 | 1.85 | nm |

# TEAM MEMBERS

| year ended December 31 | 2001 | 2000 | % change |
|---|---|---|---|
| Banking & Other Synovus Companies | 5,798 | 5,529 | 4.9 |
| TSYS, TSYS Debt Management & ProCard | 5,323 | 5,086 | 4.7 |
| Total Team Members | 11,121 | 10,615 | 4.8 |

# STOCK INFORMATION

| year ended December 31 | 2001 | 2000 | % change |
|---|---|---|---|
| Closing Stock Price | $25.05 | $26.94 | -7.0 |
| Number of Shares Outstanding (in thousands) | 294,674 | 284,643 | 3.5 |
| Annual Shares Traded (in millions) | 125 | 80.4 | 55.0 |
| Price/Earnings Multiple | 23.86 | 29.28 | nm |
| Price/Book Multiple | 4.36 | 5.41 | nm |

# STOCK OWNERSHIP SUMMARY

| as of December 31 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Shareholders (of record and beneficial owners) | 66,035 | 65,400 | 61,431 | 62,700 | 56,900 |
| Institutional | 38.7 % | 35.2 % | 30.8 % | n/a | n/a |
| Institutional (excludes Synovus Trust Company) | 25.9 % | 22.3 % | 17.0 % | 15.1 % | 11.5 % |
| Market Value (in billions) | $ 7.38 | $ 7.67 | $ 5.61 | $ 6.49 | $ 5.74 |

*Total Assets*[3] in billions



2001 $16.7
2000 $14.9
1999 $12.5
1998 $10.5
1997 $9.3
1996 $8.6
1995 $7.9
1994 $6.1
1993 $5.7
1992 $5.2
1991 $4.1
0
4.0
8.0
12.0
16.0


*Return On Assets*[3]



2001 2.03%
2000 1.95%
1999 1.97%
1998 1.96%
1997 1.87%
1996 1.75%
1995 1.53%
1994 1.50%
1993 1.39%
1992 1.22%
1991 1.17%
0
.50
1.00
1.50
2.00


*Diluted Net Income Per Share*[3]
Adjusted for stock splits



2001 $1.05
2000 $0.92
1999 $0.80
1998 $0.70
1997 $0.62
1996 $0.55
1995 $0.44
1994 $0.38
1993 $0.33
1992 $0.27
1991 $0.22
0
.25
.50
.75
1.00


*Return On Equity*[3]



2001 20.1%
2000 20.1%
1999 19.3%
1998 19.2%
1997 19.8%
1996 19.5%
1995 17.9%
1994 17.5%
1993 16.8%
1992 15.5%
1991 15.3%
0
5.0
10.0
15.0
20.0


*Dividends Per Share*[3,4]
Adjusted for stock splits



2001 $0.51
2000 $0.44
1999 $0.36
1998 $0.29
1997 $0.24
1996 $0.19
1995 $0.16
1994 $0.13
1993 $0.11
1992 $0.09
1991 $0.08
0
.10
.20
.30
.40
.50


*Non-Performing Assets Ratio*[3]



2001 0.54%
2000 0.52%
1999 0.38%
1998 0.41%
1997 0.44%
1996 0.60%
1995 0.64%
1994 0.72%
1993 0.95%
1992 1.49%
1991 1.56%
0
.50
1.00
1.50
2.00


*Fee Income to Total Revenues*[2,3]



2001 59.78%
2000 59.69%
1999 59.00%
1998 56.00%
1997 54.26%
1996 53.17%
1995 49.90%
1994 50.39%
1993 49.55%
1992 51.55%
1991 52.82%
0
.30
.60


*Net Charge-Off Ratio*[3]



2001 0.30%
2000 0.24%
1999 0.29%
1998 0.37%
1997 0.38%
1996 0.32%
1995 0.38%
1994 0.44%
1993 0.50%
1992 0.71%
1991 0.82%
0
.25
.50
.75
1.00


ANALYST COVERAGE. The following investment and securities firms follow Synovus:

A.G. Edwards, *St. Louis, Mo.*
Fox-Pitt, Kelton, Inc., *New York, N.Y.*
Goldman, Sachs & Company, *New York, N.Y.*
Lehman Brothers, *New York, N.Y.*
Morgan Keegan & Co., Inc., *Memphis, Tenn.*
Putnam, Lovell, de Guardiola & Thornton, Inc., *New York, N.Y.*
Ryan Beck, *Livingston, N.J.*
Salomon Smith Barney, Inc., *New York, N.Y.*
Sterne, Agee & Leech, Inc., *Atlanta, Ga.*
SunTrust Robinson-Humphrey, *Atlanta, Ga.*
UBS Warburg, *New York, N.Y.*
Value Line, Inc., *New York, N.Y.*

[1]Not meaningful. [2]Excluding investment securities gains (losses). [3]As originally reported. 1996 information before special FDIC assessment. 1993 information before extraordinary item. [4]Excludes dividends declared by subsidiaries before acquisition.



# Dear Shareholders:

It was sheer coincidence. Thirteen years ago, when we adopted the name Synovus, we didn't notice the meaningful anagram hidden in this moniker. How befitting that we would create a corporate identity with the word YOU nestled right in the heart of it — because that one word is the single most closely-held value of this company.

If you know anything about Synovus, you know that relationships mean everything to us. Certainly, we measure ourselves by revenues and profits and market capitalization and all the other benchmarks that public companies live by. But you — our customers, shareholders, team members and communities we serve — are the beginning and the end of the story. Our efforts are meaningless if we're not directly benefiting you in some way.

Of course, virtually every company these days touts relationships as a core value. I'm often asked how Synovus is different in this regard. While I can't definitively compare our company to others, I can say that our approach to relationships has consistently led to positive results and a healthy return on a number of different measures. And, I'm happy to report that, despite unprecedented and very difficult circumstances for our country, we entered 2002 in a position of strength.

Our earnings hit record levels in 2001, with net income up 18.7 percent over 2000. Additionally, we achieved our goal to increase earnings per share by 15 percent. Results such as these affirm the effectiveness of our strategies to create higher levels of performance and service.

We're pleased with our performance from the past year which includes some notable milestones:

- Our financial services line of business posted a healthy increase in net income of 18.4 percent over 2000. Loans increased by 15.5 percent in 2001 — with 24 of our 38 banks reporting double-digit loan growth — and system-wide, our net interest income grew 12.5 percent over 2000. Major contributors to the growth in net income include strong loan growth, an improved net interest margin and continued expense management. From an operations point of view, we instituted a strategy to promote more integration among all of our financial divisions, and it's already starting to pay off; as an example, the number of mortgage referrals from our affiliate banks surpassed our internal goal by 164 percent.
- Synovus Mortgage had its best year ever in 2001, pulling in 76 percent higher revenues

*Continued on page 5*

# Who We Are

**We are unwavering in our values.**

Integrity. Service. Putting people first. Treating folks right and doing the right things. This is not corporate rhetoric; this is our character. We won't compromise these values under any circumstances.

**We strive to be an exceptional place to work.**

If you're a team member, or looking to become one, you can expect a workplace that is pleasant, safe, and free from discrimination, harassment and manipulation. You can also count on our commitment to provide the resources and support needed to further develop your skills and reach your goals. Getting people engaged and excited about what they are doing requires ongoing effort and will continue to be a major focus for 2002.

**Responsive customer service is paramount.**

We are proud to give our customers more than they would expect from the best service provider; in fact, in 2001 we introduced the Synovus Customer Covenant, which pledges our commitment to everyone we serve. Every team member has pledged his or her support of this commitment, which describes the type of service organization we aspire to be and assigns individual responsibility in providing pleasant, responsive service to people inside and outside this company. Be sure to read more about the Customer Covenant on page 19.

**We engage in needs-based selling.**

The sales process within the Synovus family is beginning to show its true strength and will only get better. Frankly, we believe the word "sales" is a bit misleading, because it implies that we're convincing people that they want something. Our approach is *proactive and collaborative. What we're really doing is matching individuals' needs with the right products and services through* needs analysis at every stage in their lives. This is the essence of our new Sales Management System. It's not about "product of the month" marketing campaigns and quotas that are meaningless to you.

**We offer a full range of financial products and services on a local level.**

We took an important step in 2001 by increasing the accessibility of our financial services offerings. Our five primary product categories, including banking, financial management, mortgage, insurance and leasing services, are now further integrated and provided to our customers through our strong network of 38 affiliate banks and other Synovus offices. Our affiliate banks are teaming with local market financial services experts offering customers seamless delivery of our complete range of services. While we still have some work to do, we've already seen success by way of cross-sales and cross-divisional referrals.

**TSYS gives us muscle that no one else has.**

Our electronic processing affiliate touched 6.4 billion transactions in 2001 and an increasing percentage of our business is coming from international markets. Our system, TS2, is the gold standard, and we are seeing a variety of issuers giving serious consideration to our offerings. The incredible opportunities that lie ahead far exceed the terrific success we've already experienced.

**We recognize technology's role in personal service.**

While we'll never replace the power of human touch, we do embrace technology when it enables us to better serve our customers and operate at optimum efficiency. Innovations at TSYS should leave little doubt in anyone's mind about our commitment to technology. On the financial services side of the company, we've armed ourselves with enabling capability; now it's a question of migration, cost, time frame and what kind of information we want to provide, issues that we're now addressing in 2002.

than 2000 — with a loan production increase of 118 percent over 2000.

- The infrastructure we developed in our Wealth Management activities over the past couple of years has shown success, and some important changes are in progress, which I'll touch on in a moment. Performance here is strong: revenues increased 22 percent in 2001, due in part to our acquisition of Creative Financial Group in the first quarter. We believe that as market conditions improve, we will begin to see a return on our strategic investments and profitability should improve. We added $700 million in new trust assets under management — increasing our combined trust and brokerage assets to more than $10 billion — and launched Synovus Funds, our new family of mutual funds. Looking ahead in 2002 and beyond, we made a decision to rename our Wealth Management services under the broader descriptor of Financial Management Services. This new name more accurately describes the array of services provided by this product category, which now includes financial planning, investment management, trust and estate planning and investment banking. This is a crucial step in our overall branding strategy, which will be discussed in more detail later in this letter.
- Our electronic payment processing company, TSYS, had another banner year in 2001, posting a 20.2 percent increase in net income. A major contributor to this was the successful completion of conversions of its first European clients. Earnings per share rose to $0.53, up from $0.44 in 2000. In the first few days of 2002, TSYS signed a historic contract to process American Express "entourage" cards for Canadian Imperial Bank of Commerce (CIBC).
- Synovus made three notable acquisitions in 2001. As I mentioned earlier, we acquired Creative Financial Group, one of the largest financial planning firms in Atlanta. We more than doubled the size of one of our affiliates, the Bank of Pensacola, by acquiring and merging with FABP Bancshares, Inc., the parent company of First American Bank of Pensacola, N.A., the largest independent bank in that thriving Florida market. We also acquired Carolina Southern Bank based in Spartanburg, South Carolina, and merged it into our existing affiliate The National Bank of South Carolina. This acquisition strengthens our presence in this tremendous market.
- For the first time, Synovus was ranked Georgia's top-performing public company in "Best of Business: The Georgia 100," an annual survey published by the *Atlanta Journal-Constitution.* TSYS ranked No. 8 in the survey. And, Synovus was again named one of *FORTUNE* magazine's "100 Best Companies to Work For" as number 8 in 2001 and number 5 in 2002. *Working Mother* magazine also honored Synovus by including us on their annual listing of the "100 Best Companies for Working Mothers."

---

RESULTS LIKE THESE WOULD BE NOTEWORTHY EVEN IN THE BEST OF MARKET CONDITIONS, BUT IN A YEAR MARKED BY NATIONAL CRISIS, THESE SUCCESSES HOLD SPECIAL MEANING.

---

Results like these would be noteworthy even in the best of market conditions. But in a year marked by national crisis and trepidation, these successes hold special meaning as reminders of what is possible. Remarkably, just a few months after the horror of September 11, we find ourselves better positioned to do business than we've ever been. I'm convinced that this is because we are so passionate about nurturing our relationship-oriented culture — which is the common thread across all of our businesses. We can have the brightest people on the planet developing awe-inspiring technology and innovative services, but without satisfying the "you" part of the equation, it will most certainly fall flat. Maintaining intimate customer relationships gives us an edge in the form of valuable insight that enables us to develop products and services that meet unique needs and changing demands. And a workplace culture built on open communication, respect, personal development and empowerment provides the most favorable environment to get the job done successfully.

In other words, we see you in every question we ask and every decision we make. And what-


EXECUTIVE MANAGEMENT

**William B. Turner**
*Chairman of the Executive Committee*

**James H. Blanchard**
*Chairman of the Board and Chief Executive Officer*

**James D. Yancey**
*President and Chief Operating Officer*

**Calvin Smyre**
*Executive Vice President Corporate Affairs*

**Mark G. Holladay**
*Executive Vice President and Chief Credit Officer*

ever your relationship with Synovus, we want to earn your confidence in us as the finest financial services company in the world.

As I mentioned earlier in this letter, we are embarking on a new branding strategy that I believe will provide the framework for how we serve our customers in the future. Ultimately, we want to make it easier for you to do business with us. We've approached developing this strategy entirely from the customer's perspective, making it clearer what products we offer and how they are accessed.

As a first step, we are shortening our corporate brand name to Synovus. While Synovus Financial Corp. remains the legal name for our company, the shorter Synovus allows us to be more than a bank holding company and better represents the electronic payment processing aspect of our business.

The products and services offered through our two primary lines of business, financial services and payment processing, are provided through three distinct brands. From processing payments to collections and portfolio management, TSYS completes the payment cycle. Our integrated line of financial services, from banking to financial management, will be provided to customers through strong individual affiliate bank brands in their markets. Each affiliate bank, as a "Provider of Synovus Financial Services," will be the ultimate portal for customers to enjoy our complete array of products. In markets where we do not have an affiliate bank presence, these same services will be made available under the Synovus brand through separate Synovus offices. Although this strategy will be implemented in stages over time, I believe we will see immediate and noticeable benefit from simplifying and streamlining our approach to branding. As a result, you will see a stronger Synovus and an affiliate bank network that truly leverages the equity in its strong local bank brands.

---

WHATEVER YOUR RELATIONSHIP WITH SYNOVUS, WE WANT TO EARN YOUR CONFIDENCE IN US AS THE FINEST FINANCIAL SERVICES COMPANY IN THE WORLD.

---



**Walter M. Deriso, Jr.** *Vice Chairman of the Board*

**Richard E. Anthony** *Vice Chairman of the Board*

**Elizabeth R. James** *Vice Chairman of the Board Chief Information Officer Chief People Officer*

**G. Sanders Griffith, III** *Senior Executive Vice President, General Counsel and Secretary*

**Thomas J. Prescott** *Executive Vice President and Chief Financial Officer*

Last year at this time, I said that I was energized about this company. Today I am inspired. During the last few months of 2001, we witnessed a remarkable case study of the resilience of human spirit. You initiated collections for relief efforts, raising funds for the Red Cross and other charitable organizations. And those of you in military communities exhibited amazing courage and optimism as loved ones headed off to battle and an unknown fate. When our sense of security was shaken, you fought back by showing faith in our economy — and in each other. You moved ahead with plans to purchase homes and vehicles, put money into the stock market and continued to make room for fun and entertainment in your lives. I am exceedingly proud of the moral and fiscal support that Synovus team members, customers and local communities have contributed throughout this crisis. We've affirmed that, by working together, we can persevere.

I'd like to close by noting two very important developments within our board of directors. Elizabeth R. "Lee Lee" James, our vice chairman, chief information officer and chief people officer, and Daniel P. Amos, chairman and chief executive officer of AFLAC Incorporated, were added as directors. Lee Lee is one of our company's strongest and most respected leaders and a champion of our formalized approach to people development. Lee Lee was recently named the 2002 Woman of the Year in Technology by the Technology Association of Georgia. Dan has helped grow AFLAC, the leading provider of supplemental insurance sold at the workplace in the United States and the largest foreign insurance company in Japan, into a company with $9.7 billion in revenues and a market capitalization of more than $13 billion*. These two individuals bring unique perspectives to our company's leadership, and I'm pleased to have them on our board.

On behalf of the Synovus family, I'm grateful for your continued support of our company. We look forward to growing our relationship together in 2002. *The way we see it, it's all about you.*

Sincerely,

James H. Blanchard

James H. Blanchard
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

* as of December 31, 2001





# have a life.

## And no one else is on a journey quite like yours.

After all, to your business associates, you may appear to be a no-nonsense, high-energy professional striving to build your career and move up the corporate ladder. But at home, you're a nurturing mother, teaching your daughter the alphabet, playing dress up with her and wishing she could always be four years old.

Or you might resemble any other baggy-jeaned 20-something. But few people know about your heavenly sea bass and other culinary wonders; if they did, you'd be the next Celebrity Chef.

Perhaps you're that 50-ish entrepreneur who never imagined that one tragic day in history would threaten your entire business. For 20 years you've paid every bill on time; now you wonder.

Or maybe you're already living your dream, and you want to preserve it for future generations.

Life is wonderful, scary, joyful and devastating, sometimes all at once. At Synovus, it's our job to help you expertly manage the financial aspects of this variable journey. We strive to understand your unique life events and aspirations so that we may deliver the most appropriate financial services at the right time. Today, Synovus provides integrated financial services including banking, financial management, mortgage, insurance and leasing services through our 38 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina and Florida.

2001 marked two major enhancements within our affiliate banking network: strengthening our needs-based selling system and developing our new branding strategy. These position us more strongly than ever to provide you personalized services. The first of these developments — our Sales Management System — touches virtually every customer and banking team member. Our affiliate branch team members are now better equipped to match financial services with your life events. It's not just about knowing that you're 20 years from

# your financial services

retirement or that your children will soon enter college. Our needs-oriented culture is about knowing you well enough to be able to assist on a personal level — for instance, helping you deal with the unexpected expense of a medical emergency ... or anticipating that you'll need to renovate your house for an elderly parent ... or knowing that what you really want to do is open a restaurant.

Our decentralized structure gives our local-level bank managers and CEOs the flexibility to make decisions based on what's happening in their own markets. This is particularly helpful to customers in communities in growth areas, or as is the case with several of our locations, the ever present possibility of military deployment.

Our approach to relationships involves more than simply understanding your needs. For the past year, much of our focus has been on further developing services beyond traditional banking products. Over the course of 2001, we made significant progress incorporating the full range of "life cycle" services — such as financial management, mortgage and insurance — into our affiliate banking system, putting them closer to our customers, and our customers closer to us.

One area in particular illustrates the success of this relationship strategy. Our Family Asset Management (FAM) unit is a unique offering of Synovus and another area of steady performance. FAM provides a wide range of relationship oriented services to multi-generational families requiring high levels of financial management. These relationship services are designed especially for the creation and preservation of family assets, with a focus on comprehensive financial and estate planning, including the private family business, family foundations and estate services. Whatever each family needs to protect the well-being of its members, their businesses and estate, we deliver with utmost integrity and discretion. We are pleased to be a trusted advisor to these customers, and our strong reputation in this area has earned this unit a continuous stream of referrals.

---

WELCOME TO THE NEW SYNOVUS — OFFERING A COMPLETE RANGE OF FINANCIAL SERVICES UNDER ONE CONVENIENT BANKING UMBRELLA. THIS IS YOUR LIFE...AND WE'RE HERE TO HELP GUIDE YOU THROUGH IT.

---

This year we are also unveiling a new branding strategy. Customers will soon begin seeing their local affiliate bank brand presented with the additional descriptor as "A Provider of Synovus Financial Services" — identifying that location as a place where virtually all their financial needs can be met.

The success of this new strategy relies heavily on teamwork between "banking services" — which includes traditional services like checking accounts and lending — and what we now call "financial management services" — financial planning, investment management, trust and estate planning and investment banking. In most of our markets, licensed financial management professionals now reside on the bank premises and work closely with their bank colleagues. In other locations, these services are housed off-site — but the synergy with banking services is no less potent. The ultimate concept is that any


guide

customer, regardless of his or her stage of life, can walk into any of our 38 affiliate bank locations and find a bank team that's well-equipped to serve as a proactive advisor. In certain markets where Synovus does not have an affiliate bank presence, customers can access these professionals through Synovus offices specializing in mortgage, insurance and financial management services. In every market we serve, our team members are better prepared than ever to discuss the overall picture with their customers and direct them to what they need to meet their financial goals.

IN 2001, WE REFINED OUR BANKING ORGANIZATION TO BETTER UNDERSTAND CUSTOMER NEEDS AND DELIVER A MORE INTEGRATED RANGE OF FINANCIAL SERVICES:

- Aligned our banking, financial management, mortgage, insurance and leasing services into a seamless offering through 38 affiliate banks and Synovus offices
- Implemented a needs-based sales initiative to more proactively match products and services with life events
- Established uniform, clearly defined sales goals and targets
- Trained team members on consultative selling
- Implemented an automated tracking system
- Created an international services department

Welcome to the new Synovus — offering a complete range of financial services under one convenient banking umbrella. This is your life ... and we're here to help guide you through it.




ou

# have a future.

## And it's going to happen, just as you envisioned it.

Perhaps you'll be trotting the globe — taking business by storm, savoring exotic destinations. Or maybe it means that you'll finally be able to get through an unglamorous day of errands with as little effort as possible. Whatever your idea of the perfect day, one thing's for certain: it will almost certainly involve electronic payments.

Whether you're reserving a hotel room in Kathmandu, redeeming a gift card from your favorite store or buying a book online, you'll rely on the speed, ease, convenience and security of a card-driven electronic transaction. TSYS is "the action behind the transaction."

Celebrating its 19th consecutive record-breaking year for net income and revenues, TSYS, of which Synovus currently owns an 81.1 percent stake, now services more than 218 million accounts in 23 countries, 14 currencies and four languages. TSYS represents 20 percent of all U.S. consumer Visa and MasterCard cards, and 87 percent of the U.S. Visa and MasterCard market for commercial cards.

TSYS makes it possible for millions of consumers to use credit, debit, stored value, commercial, chip and retail cards any time, anywhere through any medium or portal. From the moment your card is swiped or your online shopping cart is full, TSYS sets in motion the process that completes the transaction invisibly in just seconds.

In other words, TSYS sells convenience. And it appears convenience is in high demand.

Entering 2002, TSYS announced two major clients. In Canada, TSYS will process the Canadian Imperial Bank of Commerce (CIBC) to process its new "entourage" American Express line. With this contract, TSYS becomes the first chip-card processor in Canada. TSYS also announced a multiyear agreement to process Fashion Bug's private-label card accounts for Charming Shoppes, Inc., one of the leading

# payment processing power

specialty apparel retailers in the United States.

While its North American portfolio remains robust, TSYS continues working its way across the globe. In addition to Canada and Mexico, TSYS also maintains operations in Japan and Europe, and by 2003, expects at least 20 percent of revenues to come from international markets. Progress over the past 12 months indicates TSYS is on track.

Today, TSYS is the largest third-party processor of international accounts. Revenues from international operations represent 13.2 percent of total revenues for 2001. Conversions were completed for The Royal Bank of Scotland Group and Allied Irish Banks, giving a solid footing in Europe — and TSYS is pursuing new contracts throughout the continent. In the Eastern Hemisphere, TSYS has a tremendous opportunity to leverage existing relationships as a majority owner of GP Network Corporation (GP Net), a merchant processing company in Japan. The entire Asia-Pacific region represents more than 407 million MasterCard, Visa, JCB and American Express cards, with transaction volume growing dramatically each year. With the establishment of TSYS Japan, TSYS is working hard to strengthen new relationships. To add to its

---

TSYS MAKES IT POSSIBLE FOR MILLIONS OF CONSUMERS TO USE CREDIT, DEBIT, STORED VALUE, COMMERCIAL, CHIP AND RETAIL CARDS ANY TIME, ANYWHERE THROUGH ANY MEDIUM OR PORTAL. TSYS IS THE LARGEST THIRD-PARTY PROCESSOR OF INTERNATIONAL ACCOUNTS.

---

competitive edge, formatting is under way to ready its TS2 payment-processing system for the double-byte character set used in Asian languages.

Elsewhere in the company...

- Vital Processing Services, TSYS' merchant-processing joint venture with Visa U.S.A., showed phenomenal growth in the fourth quarter, with revenues up 48 percent.
- TSYS integrated two stand-alone subsidiaries as new TSYS divisions in 2001: e-Business Services and Business Process Management. TSYS will continue to apply this one-brand strategy to other business units in 2002.
- Acquisitions will be an important part of TSYS' growth plans as evidenced by the purchase of TSYS Debt Management from Synovus in early 2002.
- TSYS opened its new 33,000-square-foot childcare center in August 2001. The TSYS Learning Center can accommodate more than 300 children between 6 weeks and 5 years old. The facility is just steps away from moms and dads at the TSYS campus.

While TSYS' overall performance throughout 2001 was strong, results for the period immediately after September 11 are worth noting. Despite concerns that consumer spending would taper, particularly in retail, travel and entertainment — all significant markets for card payments — fourth-quarter revenues increased nearly 10 percent over the same period last year. This was

# through TSYS



**TSYS IN 2001:**

- 19th consecutive record-breaking year for revenues and earnings
- Net income increased 20.2 percent to $102.9 million
- Revenues totaled $650.4 million, up 8.2 percent from 2000
- The only third-party processor in the United States or Canada to process American Express, Visa and MasterCard accounts
- Completed conversions for critical U.K. portfolios
- Strong activity in Japan and Europe
- Opened data center in Harrogate, England, and customer service center in York, England

a reassuring measure against a backdrop of economic recession and war.

What's ahead? TSYS has set aggressive goals to reach by year-end 2003, including adding another top 10 issuer, processing more than 300 million accounts and increasing revenues to $1 billion. TSYS' experience in the processing arena keeps Synovus on the leading edge, and our unparalleled concern for detail and customer satisfaction is the advantage that makes these lofty goals possible.


Our Customer Covenant



OU


# have a vision.

## Whether you're a Synovus customer, a business partner or a team member, you know how you want to do business.

Let's say you are a banking customer who needs an unexpected line of credit. You seek assistance from your local Synovus affiliate bank branch manager, who responds with utmost professionalism and a can-do attitude.

It's like you have a personal friend working with you … and you feel listened to, respected, valued and cared for. To you, this isn't just a banking relationship … it's a bond.

Or maybe you're a national retailer looking to tie store discounts and incentive programs into a consumer credit card program. You turn to your relationship manager at TSYS, who confirms that yes, what you envision can be done — and then proceeds to come up with innovative solutions that cost less than you originally thought. This is more than a connection … it's a catalyst.

Or maybe you're a team member of a Synovus company. As with any job, you're up to your eyebrows in work — but this time, it's stimulating enough that you don't find yourself watching the clock. The tasks at hand often take you outside your normal "comfort zone," but always with the aid of a support system that fosters continued skill development and success … and in your mind there is no better motivator.

At Synovus, these scenarios typify how we see doing business, both externally and internally. Everywhere in our company — from financial services to TSYS, from the front lines to the back office — we are driven by a simple mantra: deliver world-class service. Do the right thing. And put people first.

We believe that putting people first is most essential to providing good service, which is why we're committed to maintaining our "Culture of the Heart." Though the notion to put people first seems to come naturally to our team

# serving customers through

members, this philosophy is continually reinforced through a broad scope of corporate initiatives that promote individual skill development ... and help individuals over-come barriers that impede personal and company success. As an important side benefit, our people-minded approach creates a more pleasant, positive and fulfilling atmosphere that's evident to our customers and keeps team member turnover to a minimum.

Part of our commitment to team members (and ultimately our customers) is to ensure team members have the skills they need to perform their jobs well — and meet their career aspirations. Through our Center for People Development, team members receive training and education on everything from credit quality to leadership development. As a new addition to our training menu, TSYS team members now have the opportunity to earn a Masters of Science of Information Technology degree, through a special arrangement with Columbus State University. Our commitment to skills development is so strong that in 2002 *Training* magazine ranked Synovus 38th on its list of "Top 100 Training Organizations." Media elsewhere have expressed similar sentiments. *FORTUNE* magazine ranked Synovus No. 5 among "The 100 Best Companies to Work For" in America in 2002 — our fifth year on the list. And for the second time, we were named to *Working Mother* magazine's annual listing of the "100 Best Companies for Working Mothers."

---

WE BELIEVE THAT PUTTING PEOPLE FIRST IS MOST ESSENTIAL TO PROVIDING GOOD SERVICE, WHICH IS WHY WE'RE COMMITTED TO MAINTAINING OUR "CULTURE OF THE HEART."

---

Synovus is a place where open communication is encouraged and expected. In March 2001, TSYS launched *IdeaWorks*, urging team members to offer suggestions and implement ideas for creating workplace efficiencies that reduce cost or increase revenues.

Workplace diversity is also a closely held value for our company. Ours is an atmosphere where individual differences are appreciated and embraced — whether they are cultural, religious or simply based on a personal work style. We created the Diversity Advisory Council to champion this effort and identify ways that we can continually improve. In June 2001 we celebrated the "graduation" of our first INROADS class as part of our participation in this national program, which develops and places talented minority youth in successful businesses. These students found themselves surrounded by eager team members ready to provide their support and guidance throughout their internship experience. INROADS honored us with its "new corporate partner of the year" award for being the largest sponsor among first-time corporate partners.

If you reside in any Synovus community, you'll find that our "Culture of the Heart" philosophy extends far beyond our own walls. One of our most important endeavors is REACH (Recognizing and Encouraging an Atmosphere of Community and of Hope) — a program that gets our team members involved in everything from building Habitat for Humanity homes to constructing playgrounds to delivering food and gifts to needy families and furnishing clothing for Girls Inc. When it comes to community service, our team members are among the first in line. In fact, in July 2001, TSYS team members donated 549 pints of blood ... and at the time it was the most successful blood drive in history in Columbus, Georgia.

# teamwork


I will take 100% Responsibility
for our Customer Covenant
Jim M. Payne

"We pledge to serve every customer with the highest levels of sincerity, fairness, courtesy, respect and gratitude, delivered with unparalleled responsiveness, expertise, efficiency and accuracy. We are in business to create lasting relationships, and we will treat our customers like we want to be treated. We will offer the finest personal service and products delivered by caring team members who take 100% responsibility for meeting the needs of each customer."

These examples are merely a glimpse into what our people-oriented culture is all about. But nowhere does this resonate more than on the front lines. As a customer or business partner you may not be aware of our personal development or community service programs, but when you come in contact with any Synovus company you'll sense that this is a place where people, not numbers, are the bottom line. Our aim is to treat you as we would treat our closest friends. And to ensure our values are translated to the outside world in a meaningful way, we've officially codified them as our Customer Covenant — a kind of "mission statement" that outlines our approach to service. Actually, it's the same service philosophy that has guided us for more than a century, only now it's defined in a way that holds each of us accountable for championing it. Every Synovus team member has acknowledged his or her commitment to uphold the Customer Covenant, and it has inspired us to raise the bar even higher in 2002 and onward.

# The Synovus Family of Companies

## Georgia

**Albany**
Security Bank & Trust Company
(229) 430-7000 • *securitybank-albany.com*

**Alpharetta**
Bank of North Georgia
(770) 751-4700 • *banknorthgeorgia.com*

**Americus**
Sumter Bank & Trust Company
(229) 924-0301 • *sumterbank.com*

**Athens**
Athens First Bank & Trust Co.
(706) 357-7000 • *athensfirstbank.com*

**Atlanta**
- Synovus
  (770) 481-7979 • *synovus.com*
- Creative Financial Group
  (770) 913-9619 • *cfgltd.com*

**Brunswick**
The Coastal Bank of Georgia
(912) 262-5200 • *coastalbankofga.com*

**Calhoun**
Georgia Bank & Trust
(706) 625-2265 • *gbtcalhoun.com*

**Carrollton**
Citizens Bank & Trust of West Georgia
(770) 836-6900 • *cbtwga.com*

**Chatsworth**
Cohutta Banking Company
(706) 695-9431 • *cohuttabank.com*

**Cochran**
The Citizens Bank of Cochran
(478) 934-6277
*citizensbankcochran.com*

**Columbus**
- Columbus Bank and Trust Company
  (706) 649-2311
  *columbusbankandtrust.com*
- Synovus
  (706) 649-2311 • *synovus.com*
  Synovus Insurance Services
  *(706) 644-9324 • synovusinsurance.com*
  Synovus Leasing
  *(706) 644-6200 • synovus.com*
  Synovus Securities, Inc.
  *(706) 649-2327 • synovus.com/ssi*
  Synovus Trust Company
  *706) 649-2146 • synovus.com/stc*
- TSYS
  (706) 649-2310 • *tsys.com*

**Douglasville**
Citizens & Merchants State Bank
(770) 920-2265
*citizens-merchantsbank.com*

**Fort Valley**
The Citizens Bank
(478) 825-8611 • *cbfv.com*

**Hazlehurst**
Bank of Hazlehurst
(912) 375-4228 • *bankofhazlehurst.com*

**LaGrange**
Commercial Bank & Trust Company
(706) 880-2200 • *combanktrust.com*

**Marietta**
Charter Bank and Trust Co.
(770) 423-2265 • *charterbank-trust.com*

**Monroe**
The National Bank of Walton County
(770) 267-6511 • *nbwc.com*

**Newnan**
Bank of Coweta
(770) 253-1340 • *bankofcoweta.com*

**Peachtree City**
Peachtree National Bank
(770) 487-8400 • *pcbnb.com*

**Rome**
Citizens First Bank
(706) 291-9772 • *citizensfirst-rome.com*

**Statesboro**
Sea Island Bank
(912) 489-8661 • *seaislandbank.com*

**Thomasville**
Commercial Bank
(229) 226-3535 • *bankcb.com*

**Tifton**
First Community Bank
(229) 382-3321 • *firstcommunbanktifton.com*

**Tucker**
Mountain National Bank
(770) 491-8808 • *mountainnational.com*

**Valdosta**
First State Bank and Trust Company
(229) 242-5725 • *fsbtc.com*

**Warner Robins**
CB&T Bank of Middle Georgia
(478) 929-1004 • *cbtbank.com*

## Alabama

**Birmingham**
- First Commercial Bank
  (205) 879-2800
  *firstcommercialbank.com*
- Synovus Mortgage Corp.
  (800) 803-0803 • *synovusmortgage.com*

**Enterprise**
Community Bank and Trust
(334) 347-0081 • *cbt-alabama.com*

**Huntsville**
First Commercial Bank
(256) 551-3300 • *fcb-hsv.com*

**Jasper**
First National Bank of Jasper
(205) 221-3121 • *fnb-jasper.com*

**Phenix City**
CB&T Bank of Russell County
(334) 297-7000 • *cbtrc.com*

**Montgomery**
Sterling Bank
(334) 279-7800 • *sterlingmontgomery.com*

**Tuscaloosa**
The Bank of Tuscaloosa
(205) 345-6200 • *bankoftuscaloosa.com*

## Florida

**Fernandina Beach**
First Coast Community Bank
(904) 277-4400 • *fccbank.com*

**Pensacola**
Bank of Pensacola
(850) 436-7800 • *bankofpensacola.com*

**Quincy**
The Quincy State Bank
(850) 875-1000 • *quincystatebank.com*

**Tallahassee**
Tallahassee State Bank
(850) 576-1182 • *talstatebank.com*

**Valparaiso**
Vanguard Bank & Trust
(850) 729-5500 • *vanguardbank.com*

## South Carolina

**Columbia**
The National Bank of South Carolina
(803) 778-8267 • *nationalbanksc.com*
Serving 25 communities in South Carolina, including Charleston, Columbia, Florence, Greenville, Hilton Head, Myrtle Beach, Spartanburg and Sumter.

## Colorado

**Golden**
ProCard
(303) 279-2255 • *procard.com*

# DIRECTORS

**Daniel P. Amos**
*Chairman of the Board and Chief Executive Officer*
AFLAC Incorporated

**Richard E. Anthony**
*Vice Chairman of the Board*
Synovus
*Chairman of the Board*
First Commercial Bank

**Joe E. Beverly**
*Chairman of the Board*
Commercial Bank
*Vice Chairman of the Board (Ret.)*
Synovus

**Richard H. Bickerstaff** *
*Manager*
Broken Arrow Land Company L.L.C.

**James H. Blanchard**
*Chairman of the Board and Chief Executive Officer*
Synovus
*Chairman of the Executive Committee*
TSYS

**Richard Y. Bradley**
*Attorney at Law*
Bradley & Hatcher

**Lovick P. Corn** *
*Advisory Director*
W. C. Bradley Co.

**Walter M. Deriso, Jr.**
*Vice Chairman of the Board*
Synovus
*Chairman of the Board*
Security Bank and Trust Company

**C. Edward Floyd, M.D.**
Floyd Medical Associates, P.A.

**Gardiner W. Garrard, Jr.**
*President*
The Jordan Company

**Roy M. Greene, Sr.***
*Chairman of the Board and President*
Greene Communications, Inc.

**V. Nathaniel Hansford**
*President*
North Georgia College and State University

**John P. Illges, III**
*Senior Vice President (Ret.)*
The Robinson-Humphrey Company, Inc.

**Elizabeth R. James**
*Vice Chairman of the Board, Chief Information Officer and Chief People Officer*
Synovus

**Alfred W. Jones III**
*Chairman of the Board and Chief Executive Officer*
Sea Island Company

**Mason H. Lampton**
*Chairman of the Board and President*
The Hardaway Company
*Chairman of the Board*
Standard Concrete Products

**John L. Moulton** *
*Vice Chairman of the Board*
Security Bank and Trust Company
*President*
Moulton, Lane and Hardin, Inc.

**Elizabeth C. Ogie**
*Private Investor*

**John T. Oliver, Jr.***
*Vice Chairman of the Executive Committee (Ret.)*
Synovus
*Chairman of the Board*
First National Bank of Jasper

**H. Lynn Page**
*Vice Chairman of the Board (Ret.)*
Synovus
Columbus Bank and Trust Company
TSYS

**Melvin T. Stith, Ph.D.**
*Dean of the College of Business*
Florida State University

**Loyce W. Turner***
*Chairman of the Board*
First State Bank and Trust Company
*State Senator, Lowndes County, Georgia (Ret.)*

**William B. Turner**
*Chairman of the Executive Committee*
Synovus
*Chairman of the Executive Committee*
Columbus Bank and Trust Company
*Advisory Director*
W. C. Bradley Co.

**George C. Woodruff, Jr.** *
Real Estate and Personal Investments

**James D. Yancey**
*President and Chief Operating Officer*
Synovus
*Chairman of the Board*
Columbus Bank and Trust Company

**Emeritus Director*

# SHAREHOLDER INFORMATION

**General Offices**
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

**Stock Trading Information**

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV."

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

**Dividend Reinvestment and Direct Stock Purchase Plan**

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable. If you are not a Synovus shareholder, you can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $10. If you are a Synovus shareholder, you can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register at least 10 shares in your name. You can invest all or a part of your cash dividends to accumulate more shares without paying fees. You can purchase additional shares by investing between a minimum of $50 at any one time and a maximum of $250,000 total per calendar year.

For an enrollment package, contact our automated request line at (800) 337-0896.

**Direct Dividend Deposit Plan**

Synovus offers shareholders a convenient Direct Dividend Deposit Plan for automatic deposit of dividends into personal bank accounts on the same day dividends are paid.

For more information, contact the Transfer Agent at (800) 503-8903.

**Ratings**

*Synovus:* Long-Term Debt, Standard and Poor's rates A, Moody's A2, and Fitch A.

*Columbus Bank and Trust Company:* Short-Term Certificates of Deposit, Standard and Poor's rates Al, Moody's P-1 and Fitch F1; Long-Term Certificates of Deposit, Standard and Poor's rates A+, Moody's A1 and Fitch A+.

**Form 10-K**

A copy of the Company's 2001 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

**Investor Relations**

Analysts, investors and others seeking financial information should contact:

Patrick A. Reynolds
Senior Vice President
Director of Investor Relations
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-5220
Fax: (706) 644-8065

**Shareholder Services**

Shareholders desiring to change the name, address, or ownership of stock; report lost certificates; or consolidate accounts, should contact the Transfer Agent at (800) 503-8903, or write:

EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, RI 02940-3011
*www.equiserve.com*

**On the Internet**

Synovus is on the Internet at *www.synovus.com*

**Notice of Annual Shareholders' Meeting**

10:00 a.m. Eastern time, April 24, 2002, in the South Hall of the Columbus, Georgia, Convention and Trade Center.

Join our annual shareholders' meeting from your home or office via a live Webcast on the Internet. Just log on to *synovus.com* and follow the instructions on our Investor Relations page.

*Cautionary language regarding forward-looking statements:* This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

SYNOVUS®

FORTUNE®
100 BEST
COMPANIES
TO WORK FOR
2002

*www.synovus.com*

SNVCM-AR-02